
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
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1. Investment Company Act File Number: 811-09765, 811-6516,                     Date examination completed:
   811-6517, 811-07680, 811-7678, 811-21193,                                    December 31, 2002
   811-005642
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   -----------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   -----------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
   First American Insurance Portfolios, Inc.
   American Municipal Term Trust Inc. III
   Minnesota Municipal Term Trust Inc. II
   Minnesota Municipal Income Portfolio Inc.
   American Municipal Income Portfolio Inc.
   First American Minnesota Municipal Income Fund II Inc.
   American Income Fund Inc.
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4. Address of principal executive office (number, street, city, state, zip code):
   800 Nicollet Mall
   Minneapolis, MN 55402
----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

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                        Report of Independent Accountants

The Board of Directors
Minnesota Municipal Income Portfolio Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.
American Income Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and American Income Fund, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of December 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002 and, with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2002 (the date of last examination) through December 31, 2002:

   - Count and inspection of all securities and similar investments located in the vault of U.S. Bancorp National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

   - Confirmation of all securities held by institutions in book entry form (Depository Trust Company).

   - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

   - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

   - Agreement of one security and/or investment purchase and one security and/or investment sale or maturity since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                             /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 29, 2003

                         Management Statement Regarding
                    Compliance With Certain Provisions of the
                         Investment Company Act of 1940

January 29, 2003

I, as a member of management of the Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and American Income Fund, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2002 and from September 30, 2002 through December 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 and from September 30, 2002 through December 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/Robert H. Nelson
-----------------------------------
Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Asset Management, Inc.

                        Report of Independent Accountants

The Board of Directors
First American Insurance Portfolios, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Large Cap Growth, International, Technology, Mid Cap Growth, Small Cap Growth, Corporate Bond, and Equity Income Portfolios of the First American Insurance Portfolios, Inc. (referred to collectively as the Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2002. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002 and, with respect to agreement of security purchases and sales, for the period from September 30, 2002 (the date of last examination) through December 31, 2002:

   - Count and inspection of all securities and similar investments located in the vault of U.S. Bancorp National Association (the Custodian) in Milwaukee, Wisconsin.

   - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Milwaukee and Depository Trust Company).

   - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

   - Reconciliation of all such securities to the books and records of the Portfolios and the Custodian.

   - Agreement of 12 security and/or investment purchases and 13 security and/or investment sales or maturities since our last examination from the books and records of the Portfolios to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2002, with respect to securities reflected in the investment accounts of the Portfolios, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                             /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 29, 2003

                         Management Statement Regarding
                    Compliance With Certain Provisions of the
                         Investment Company Act of 1940

January 29, 2003

I, as a member of management of the Large Cap Growth, International, Technology, Mid Cap Growth, Small Cap Growth, Corporate Bond, and Equity Income Portfolios of the First American Insurance Portfolios, Inc. (referred to collectively as the Portfolios), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2002, and from September 30, 2002 through December 31, 2002.

Based on this evaluation, I assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 and from September 30, 2002 through December 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Portfolios.

/s/Robert H. Nelson
-----------------------------------
Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Asset Management, Inc.

                        Report of Independent Accountants

The Board of Directors
American Municipal Term Trust Inc. III
Minnesota Municipal Term Trust Inc. II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the American Municipal Term Trust Inc. III and Minnesota Municipal Term Trust Inc. II (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of December 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002 and, with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2002 (the date of last examination) through December 31, 2002:

   - Count and inspection of all securities and similar investments located in the vault of U.S. Bancorp National Association (the Custodian) in Milwaukee, Wisconsin.

   - Confirmation of all securities held by institutions in book entry form (Depository Trust Company).

   - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

   - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

   - Agreement of one security and/or investment purchase and one security and/or investment sale or maturity since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                             /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 29, 2003

                         Management Statement Regarding
                    Compliance With Certain Provisions of the
                         Investment Company Act of 1940

January 29, 2003

I, as a member of management of the American Municipal Term Trust Inc. III and Minnesota Municipal Term Trust Inc. II (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2002 and from September 30, 2002 through December 31, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 and from September 30, 2002 through December 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/Robert H. Nelson
-----------------------------------
Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Asset Management, Inc.